October 10, 2012

VIA EDGAR

H. Roger Schwall
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Harvest Operations Corp. Form 20-F for Fiscal Year Ended December 31, 2011 Filed April 30, 2012 File No. 333-121620

Dear Mr. Schwall:

This letter is being submitted on behalf of Harvest Operations Corp. (the “Company”) in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated September 26, 2012, with respect to the above captioned Form 20-F (the “Form 20-F”).

For your convenience, I have set forth each comment from your letter in bold typeface and included the Company’s response below it.

Form 20-F for Fiscal Year Ended December 31, 2011

Business Overview, page 25

Net Reserves (Harvest’s Share After Royalties), page 31

1.
We note the tabular presentation of your reserves on pages 32 and 33; you present only the total probable reserve quantities. Regulation S-K requires additional disclosure that includes a tabulation of the probable developed and undeveloped reserve quantities in addition to the total probable reserves as presented. Please amend your filing to incorporate the additional information required in Items 1202(a)(2)(iv) and 1202(a)(2)(v).

H. Roger Schwall
United States Securities and Exchange Commission
October 10, 2012

Response:

The Company acknowledges the Staff’s comment and proposes to revise the tabular disclosure on pages 32 and 33 in an amendment to the Company’s Form 20-F (the “Form 20-F/A”), to provide the additional required quantities, being both developed probable reserves and undeveloped probable reserves.  For convenience of reference, the split between developed and undeveloped, as well as the totals for undeveloped, are shown below.

	Reserves
	Light and Medium Oil		Heavy Oil		Bitumen
	Gross (Mbbls)	Net (Mbbls)	Gross (Mbbls)	Net (Mbbls)	Gross (Mbbls)	Net (Mbbls)

Probable
Developed	14,786	13,087	10,523	9,401	-	-
Undeveloped	11,420	10,197	6,452	5,250	165,762	138,847
Total Probable	26,206	23,284	16,975	14,651	165,762	138,847

	Reserves
	Natural Gas		Natural Gas Liquids		Total Oil Equivalent
	Gross (MMcf)	Net (MMcf)	Gross (Mbbls)	Net (Mbbls)	Gross (Mboe)	Net (Mboe)

Probable
Developed	88,790	79,239	3,882	2,832	43,990	38,526
Undeveloped	50,348	45,032	3,315	2,491	195,340	164,291
Total Probable	139,138	124,271	7,197	5,323	239,330	202,817

2.
Regarding the tabular presentation of your reserves on pages 32 and 33, we also note you present the sum of the proved plus probable reserves. Please note the SEC Compliance and Disclosure Interpretations (C&DIs) issued October 26, 2009, clarifies the SEC’s position that “because the categories of proved, probable and possible reserves have different levels of certainty, it is not appropriate to sum up the individual deterministic estimates for these reserves into one total reserve estimate.” (http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm.) Please refer to Question 105.01, under Section 105, Rule 4-10(a)(5)Definitions-Deterministic Estimate for the full text and to Rule 4-10(a)(5) of Regulation S-X for the definition of a deterministic estimate. In light of this guidance for disclosure

H. Roger Schwall
United States Securities and Exchange Commission
October 10, 2012

under the SEC requirements, please amend your filing to exclude a total of your proved plus probable reserves.

Response:

The Company acknowledges the Staff’s comment and proposes to revise the tabular disclosure on pages 32 and 33 in the Form 20-F/A to exclude total of proved plus probable reserves.

Undeveloped Reserves, page 33

3.
You state on page 33 “the undeveloped reserves assigned to the BlackGold oil sands project are forecast to be developed over the next 25 years.” The reference as noted to the BlackGold oil sands project appears to contradict a statement at the end of your discussion of undeveloped reserves on page 33 wherein you say “there are no material amounts of PUD reserves that have remained undeveloped for five years or more after disclosure as proved undeveloped reserves.” Revise to clarify the nature of the undeveloped reserves for the BlackGold oil sands project that will remain undeveloped after five years.

Response:

The Company acknowledges the Staff’s comment and would provide the explanation that the BlackGold oil sands project was acquired in 2010 by the Company and accordingly the first annual disclosure of reserves assigned to the BlackGold as part of the Company’s reserves was for the year 2010.   Accordingly the statement that “there are no material amounts of PUD reserves that have remained undeveloped for five years or more after disclosure as proved undeveloped reserves”  is not inconsistent with the stated forecast timing for development of the BlackGold reserves as reflected in the first referenced sentence (from page 33). Since the BlackGold reserves have not yet been owned by the Company for five years, the statement as to amounts of reserves remaining undeveloped for five years or more after disclosure as proved undeveloped reserves does not apply to the BlackGold reserves.

Developed and Undeveloped Acreage, page 37

4.
We note that you have provided the gross and net acres by geographic area for your undeveloped acreage that will expire within one year from December 31, 2011. Item 1208(b) of Regulation S-K does not limit disclosure of expiring undeveloped acreage to a particular near term time frame; rather, it requires disclosure of the minimum remaining terms of leases and concessions of such acreage, if material. In light of the requirements in Item 1208(b), please determine if additional disclosure is required, and if so, amend your filing to incorporate the additional information.

H. Roger Schwall
United States Securities and Exchange Commission
October 10, 2012

Response:

The Company acknowledges the Staff’s comment and advises that it does not have any additional disclosure pertaining to the requirements in Item 1208(b).  The Company’s lease holdings comprise a large portfolio of leases in western Canada (with no single lease accounting for material acreage).  There are a wide range of dates for the Company’s leases, and no material number of leases or material amount of acreage holdings due to expire at a particular date.  The leases as at December 31, 2011 with the shortest remaining terms were associated with immaterial acreage.  In light of this, the Company voluntarily provided the gross and net acres by geographic area that will expire within one year from December 31, 2011.

Change in Registrant’s Certifying Accountant, page 84

5.
Please revise the disclosure regarding the change in your independent accountant to disclose the type of report issued by your former accountant on the two most recent fiscal years’ financial statements. In addition, please revise this disclosure to indicate whether there were any disagreements with your former accountant during the two most recent fiscal years and any subsequent interim period through the date of their resignation. Refer to Items 16F(a)(ii) and (iv) of Form 20-F.

Response:

The Company acknowledges the Staff’s comment and proposes to revise the second paragraph in the Form 20-F in response to Item 16F as follows:

KPMG did not express any reservations in its audit report with respect to the consolidated financial statements of Harvest Operations Corp. for the 2010 fiscal year and such report did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope, or accounting principles.  During the 2010 fiscal year or 2011 fiscal year there were no disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which if not resolved to KPMG’s satisfaction, would have caused KPMG to make reference to the subject matter of the disagreement(s) in connection with its report, and there were no reportable events that occurred within 2010 fiscal year or 2011 fiscal year.

Independent Auditors’ Report, pages F-3 through F-5

6.
We note the reports from your independent registered public accounting firms each indicate their audit was conducted in accordance with Canadian generally accepted auditing standards. Please file an amended Form 20-F that includes revised reports stating that the audits were conducted in accordance with the standards of the

H. Roger Schwall
United States Securities and Exchange Commission
October 10, 2012

Public Company Accounting Oversight Board (United States) as required by Item 8 of Form 20-F. Refer to Instruction 2 to Item 8.A.2 of Form 20-F.

Response:

The Company acknowledges the Staff’s comment and will include a revised report from each independent registered public accounting firm in the Form 20-F/A, stating that the audits were conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States).

Exhibits 15.1 and 15.2

7.
If the registrant files a report of the third party as an exhibit, the third party must include in that report a disclosure under Item 1202(a)(7) of Regulation S-K of the qualifications of the technical person primarily responsible for overseeing the preparation of the reserves estimates. In order to fulfill this requirement, please amend each of the respective reports to include the appropriate disclosure or amend the Form 20-F to provide that information under “Description of Harvest’s Internal Controls Used in Reserve Estimation.”

Response:

The Company acknowledges the Staff’s comments and proposes to include revised Exhibits 15.1 and 15.2 (drafts attached) as part of the Form 20-F/A filing, which have been amended in part to include the qualifications of the technical person at each of McDaniel & Associates Consultants Ltd. and GLJ Petroleum Consultants Ltd., as applicable, responsible for overseeing the preparation of the reserves estimates.

8.
We note each of the third party reports provides a tabular presentation of net reserves estimates which includes the sum of the proved plus probable reserves. Please note the SEC Compliance and Disclosure Interpretations (C&DIs) issued October 26, 2009, clarifies the SEC’s position that “because the categories of proved, probable and possible reserves have different levels of certainty, it is not appropriate to sum up the individual deterministic estimates for these reserves into one total reserve estimate.” Please refer to Question 105.01, under Section 105, Rule 4-10(a)(5)Definitions-Deterministic Estimate for the full text and to Rule 4-10(a)(5) of Regulation S-X for the definition of a deterministic estimate. In light of this guidance for disclosure under the SEC requirements, please amend each of the respective reports to exclude a total of the proved plus probable reserves.

H. Roger Schwall
United States Securities and Exchange Commission
October 10, 2012

Response:

The Company acknowledges the Staff’s comments and proposes to include revised Exhibits 15.1 and 15.2 as part of the Form 20-F/A filing (draft attached), which have been amended in part to exclude a total of the proved plus probable reserves.

9.
Regulation S-K requires disclosure of net reserves that includes a tabulation of the proved and the probable developed and undeveloped reserve quantities in addition to the total proved and the total probable reserves. Please amend your respective reports to incorporate the additional information required in Item 1202(a)(1) and Items 1202(a)(2)(i), (a)(2)(ii), (a)(2)(iv) and (a)(2)(v). Further to the disclosure of the net reserve quantities, please note Item 1202(a)(4)(v) requires that you disclose separately material reserves for bitumen. Please amend your respective reports, where applicable, to present the net bitumen reserves.

Response:

The Company acknowledges the Staff’s comments and proposes to include revised Exhibits 15.1 and 15.2 as part of the Form 20-F/A filing (drafts attached) , which have been amended in part to incorporate the additional information required in Item 1202(a)(1) and Items 1202(a)(2)(i), (a)(2)(ii), (a)(2)(iv) and (a)(2)(v). The third party evaluator which conducted the evaluation of the Company’s bitumen reserves was GLJ Petroleum Consultants and accordingly the presentation of net bitumen reserves is applicable only to Exhibit 15.2.  An amendment with respect thereto is included in the draft revised Exhibit 15.2.

Exhibit 15.1

10.
On page 3 of your report, you list the “generally accepted methods for estimating reserves include volumetric calculations, material balance techniques, production and pressure decline curve analysis, analogy with similar reserves, and reservoir simulation.” While you have provided a comprehensive list of the methods available to the evaluator, Item 1202(a)(8)(iv) of Regulation S-K requires that the disclosure should address the methods and procedures used in connection with the preparation of the estimates specific to the report. Please amend you discussion, if necessary, to list only those methods and/or combinations of methods actually used to estimate the proved and probable reserves contained in the report.

Response:

The Company acknowledges the Staff’s comments and advises that the evaluator has confirmed that,  in connection with the preparation of the estimates specific to the report, it actually did use all the methods and procedures which were reflected as available for use and described by the phrase “generally accepted methods for estimating reserves include volumetric calculations,

H. Roger Schwall
United States Securities and Exchange Commission
October 10, 2012

material balance techniques, production and pressure decline curve analysis, analogy with similar reserves, and reservoir simulation.”  In order to reword for clarity in that regard, the Company proposes to include a revised Exhibit 15.1 as part of the Form 20-F/A filing (draft attached), which has been amended in part to list only those methods and/or combinations of methods actually used to estimate the proved and probable reserves contained in the report.

11.
We note the inclusion of Table 2 on page 3 of your report which provides a summary of the reference or benchmark prices by product and sales pricing point as determined in accordance with the requirements contained in Regulation S-X. Further to the disclosure of the primary economic assumptions under Item 1202(a)(8)(v) of Regulation S-K, please supplement this table to include the average realized prices by product for the reserves included in your report.

Response:

The Company acknowledges the Staff’s comments and proposes to include a revised Exhibit 15.1 as part of the Form 20-F/A filing (draft attached), which has been amended in part to include the average realized prices by product for the reserves included in such report.

Exhibit 15.2

12.
We note your report does not appear to contain a discussion of the methods and procedures used to estimate the proved and probable reserves contained in the report or a statement that the assumptions, data, methods, and procedures are appropriate for the purpose served by the report. Please amend your report to address the disclosures required by Item 1202(a)(8)(iv) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comments and proposes to include a revised Exhibit 15.2 as part of the Form 20-F/A filing (draft attached), amended in part to list those methods and/or combinations of methods actually used to estimate the proved and probable reserves contained in the report, and to include a statement that the assumptions, data, methods, and procedures are appropriate for the purpose served by the report. .

13.
We note your reference to the use of constant product reference prices as required by Regulation S-X on page 2 of your report; however, your report does not appear to contain a summary of the prices actually used in the estimation of your reserves. As part of the disclosure of the primary economic assumptions under Item 1202(a)(8)(v) of Regulation S-K, please provide a summary of the reference or benchmark prices by product and sales pricing point as determined in accordance with the requirements contained in Regulation S-X. In addition and as part of the

H. Roger Schwall
United States Securities and Exchange Commission
October 10, 2012

disclosure of the primary economic assumptions, please include the average realized prices by product for the reserves included in your report.

Response:

The Company acknowledges the Staff’s comments and proposes to include a revised Exhibit 15.2 as part of the Form 20-F/A filing (draft attached), which has been amended in part to include a summary of the reference or benchmark prices by product and sales pricing point, as determined in accordance with the requirements contained in Regulation S-X, and the average realized prices by product for the reserves included in such report.

H. Roger Schwall
United States Securities and Exchange Commission
October 10, 2012

On behalf of the Company, I hereby acknowledge that:

—           the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

—           staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

—           the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration. If you have any further questions or comments, please contact me at (403) 268-6595.

Sincerely,

/s/ Chang-Koo Kang
Chang-Koo Kang
Chief Financial Officer

April 27, 2012

Harvest Operations Corp.
2100, 330 – 5th Avenue SW
Calgary, Alberta
T2P 0L4

Attention:	Reserves Review Committee of the Board of Directors of Harvest Operations Corp.

Re:	McDaniel & Associates – Report of Third Party for the Evaluation of Oil and Gas Reserves attributed to selected Harvest Operations Corp.’s interests in Western Canada

Ladies and Gentlemen:

Pursuant to your request, McDaniel & Associates Consultants Ltd. (“McDaniel”) has conducted an evaluation of Harvest Operations Corp. (“Harvest” or the “Company”) proved and probable crude oil, natural gas and natural gas products reserves for selected Harvest interests in Western Canada. The properties evaluated were indicated to include approximately 23 percent of the Company’s total proved interests in Canada and 17% of the Company’s total proved plus probable interests in Canada. Reserve estimates provided herein were prepared in support of the Company’s year-end reserve reporting requirements under the US Securities Regulation S-K and for other internal business and financial needs of the Company. Reserve volumes are estimated as at December 31, 2011. The completion date of our report is January 31, 2012.

The following table sets forth the proved and probable reserve estimates using constant prices and costs.
	Company Net Reserves
Canada (Alberta, Saskatchewan)	Light/Medium Oil	Heavy Oil	Natural Gas	Natural Gas Liquids	Oil Equivalent
	Mbbl	Mbbl	MMcf	Mbbl	Mbbl
Proved Reserves
Developed producing	20,777	17,852	50,643	1,605	48,674
Developed non-producing	575	405	2,303	42	1,406
Undeveloped	1,984	1,145	2,744	112	3,698
Total proved	23,336	19,402	55,690	1,759	53,778

Probable Reserves
Developed	5,510	4,997	13,183	385	13,090
Undeveloped	3,967	2,507	4,378	183	7,386
Total probable	9,477	7,504	17,561	568	20,476

Note: Natural gas is converted to oil equivalent using a factor of 6,000 cubic feet of gas per one barrel of oil equivalent

Harvest Operations Corp. has indicated that these totals make up approximately 23 percent proved and 17 percent proved plus probable of their Canadian interests as of December 31, 2011. We express no opinion on the Company’s reserve volumes not evaluated by us.

Our evaluation was carried out in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") with the necessary modifications to reflect definitions and standards under the U.S. Financial Accounting Standards Board policies (the “FASB Standards”) and the legal requirements under the U.S. Securities and Exchange Commission (“SEC requirements”).

Estimates of crude oil, natural gas and natural gas products should be regarded only as estimates that may change as further production history and additional information become available. Moreover, the methods and data used in estimating reserves are often necessarily indirect or analogical in character rather than direct or deductive. Furthermore, the persons involved in the preparation of reserves estimates and associated information are required, in applying geosciences, petroleum engineering and evaluation principles, to make numerous unbiased judgments based upon their educational background, professional training, and professional experience. The extent and significance of the judgments to be made are, in themselves, sufficient to render reserves estimates inherently imprecise. Reserves estimates may change substantially as additional data becomes available and as economic conditions impacting oil and gas prices and costs change. Reserves estimates will also change over time due to other factors such as knowledge and technology, fiscal and economic conditions, contractual, statutory and regulatory provisions.

Data used in this evaluation was obtained from reviews with Harvest personnel, reviews of Harvest files, from records on file with the appropriate regulatory agencies, and from public sources. In the preparation of this report we have relied, without independent verification, upon such information furnished by Harvest with respect to property interests, production from such properties, current costs of operation and development, prices for production, agreements relating to current and future operations and sale of production, and various other information and data that were accepted as represented. Furthermore, if in the course of our examination something came to our attention which brought into question the validity or sufficiency of any of such information or data, we did not rely on such information or data until we had satisfactorily resolved our questions relating thereto or had independently verified such information or data. A field examination of the properties was not considered necessary for the purposes of this report.

Harvest has warranted in a representation letter to us that, to the best of the Harvest’s knowledge and belief, all data furnished to us was accurate in all material respects, and no material data relevant to our evaluation was omitted.

In our opinion, estimates provided in our report have, in all material respects, been determined in accordance with the applicable industry standards, and results provided in our report and summarized herein are appropriate for inclusion in filings under Regulation S-K.

Methodology and Procedures

The process of estimating reserves requires complex judgments and decision-making based on available geological, geophysical, engineering and economic data. To estimate the economically recoverable crude oil, natural gas and natural gas products reserves and related future net cash flows, we consider many factors and make assumptions including:

—	expected reservoir characteristics based on geological, geophysical and engineering assessments;
—	future production rates based on historical performance and expected future operating and investment activities;
—	future product prices adjusted for quality and transportation differentials based on historical data;
—	future operating costs based on historical data;
—	assumed effects of regulation by governmental agencies; and
—	future development capital costs.

Our estimates are prepared using standard geological and engineering methods generally accepted by the petroleum industry, and the reserves definitions and standards required by the United States SEC. The methods we used for estimating reserves were volumetric calculations, material balance techniques, production and pressure decline curve analysis, analogy with similar reservoirs, and reservoir simulation. The method or combination of methods used is based on our professional judgment and experience. Estimates may change substantially as additional data from ongoing development activities and production performance becomes available and as economic conditions impacting oil and gas prices and costs change.   The assumptions, data, methods, and procedures that McDaniel has used for the preparation of our report are appropriate for the purposes served by the report.

As required under SEC Regulation S-K, reserves are those quantities of oil and gas that are estimated to be economically producible under existing economic conditions. As specified, in determining economic production, constant product reference prices have been based on a 12-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the effective date of our report. A summary of the product and reference prices are outlined below:

Table 2: Twelve month average SEC compliant constant pricing
Exchange Rate ($Cdn/$US)	1.016
WTI ($US/bbl)	96.19
Edmonton Light Crude ($Cdn/bbl)	97.30
Bow River at Hardisty ($Cdn/bbl)	79.82
Propane Edmonton ($Cdn/bbl)	56.83
Butane Edmonton ($Cdn/bbl)	77.17
Natural Gas Price at Henry Hub ($US/MMBtu)	4.18
AECO Spot Natural Gas Price ($Cdn/MMBtu)	3.75

Table 3: Average realized prices
Crude oil ($/bbl)	83.14
Natural gas ($/mcf)	3.59
Natural gas liquids ($/bbl)	77.19

Generally, operations are subject to various levels of government controls and regulations. These laws and regulations may include matters relating to land tenure, drilling, production practices, environmental protection, marketing and pricing policies, royalties, various taxes and levies including income tax, and foreign trade and investment, that are subject to change from time to time. Current legislation is generally a matter of public record, and additional legislation or amendments that will affect reserves or when any such proposals, if enacted, might become effective generally cannot be predicted. Changes in government regulations could affect reserves or related economics. In the regions that are currently being evaluated we believe we have applied existing regulations appropriately.

In our opinion, the information relating to the estimated proved and probable reserves of crude oil, natural gas and natural gas products contained in this report has been prepared according to the definitions and disclosure guidelines required by the United States SEC contained in the Securities and Exchange Commission Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, released January 14, 2009 in the Federal Register (“SEC definitions”) and the Accounting Standards Update 2010-3 Amendments to Topic 932 (“ASU Topic 932”) published by the Financial Accounting Standards Board (“FASB”) in the FASB Accounting Standards Codification.

The results of our third party study, presented in report form herein, were prepared in accordance with the disclosure requirements set forth in the SEC regulations and intended for public disclosure as an exhibit in filings made with the SEC by Harvest. We hereby consent to the references to our name and our third party report as well as the filing of our third party report as an exhibit to Harvest’s annual report on Form 20-F for the fiscal year ended December 31, 2011.

Christopher Bradley Kowalski, P. Eng. was the technical person primarily responsible for overseeing the preparation of Harvest’s reserves estimates. His certification of qualification has been attached as an Appendix to this report.  McDaniel is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world for over 50 years. McDaniel does not have any financial interest, including stock ownership, in Harvest. Our fees were not contingent on the results of our evaluation. This letter report has been prepared at the request of Harvest and should not be used for purposes other than those for which it is intended. We reserve the right to revise any of the estimates provided herein if any relevant data existing prior to preparation of this report was not made available or if any data provided was found to be erroneous.

If there are any questions, please contact the writer directly at (403) 218-1383.

Sincerely,

McDANIEL & ASSOCIATES CONSULTANTS LTD. APEGA PERMIT NUMBER: P3145

/s/ C. B. Kowalski, P. Eng.
C. B. Kowalski, P. Eng.

APPENDIX

CERTIFICATE OF QUALIFICATION

I, Christopher Bradley Kowalski, Petroleum Engineer of 2200, 255 - 5th Avenue, S.W., Calgary, Alberta, Canada hereby certify:

1.
That I am a Vice President of McDaniel & Associates Consultants Ltd., APEGGA Permit Number P3145, which Company did prepare, at the request of Harvest Operations Corp., the report entitled "Harvest Operations Corp., Evaluation of Oil and Gas Reserves, Based on Constant Prices and Costs, As of December 31, 2011", dated January 31, 2012 and that I was involved in the preparation of this report.

2.
That I attended the University of Calgary in the years 1986 to 1993 and that I graduated with a Bachelor of Science and Master of Science degrees in Chemical Engineering, that I am a registered Professional Engineer with the Association of Professional Engineers, Geologists & Geophysicists of Alberta; that I am a member of the Canadian Institute of Mining and Metallurgy and that I have in excess of seventeen years of experience in oil and gas reservoir studies and evaluations.

3.
That McDaniel & Associates Consultants Ltd., its officers or employees, have no direct or indirect interest, nor do they expect to receive any direct or indirect interest in any properties or securities of Harvest Operations Corp., any associate or affiliate thereof.

4.
That the aforementioned report was not based on a personal field examination of the properties in question, however, such an examination was not deemed necessary in view of the extent and accuracy of the information available on the properties in question.

“signed by C. B. Kowalski”
C. B. Kowalski, P. Eng.

Calgary, Alberta
Dated: January 31, 2012

THIRD PARTY REPORT ON RESERVES
By GLJ Petroleum Consultants - (Independent Qualified Reserves Evaluator)

This report is provided to satisfy the requirements contained in Item 1202(a)(8) of U.S. Securities and Exchange Commission Regulation S-K.

The numbering of items below corresponds to the requirements set out in Item 1202(a)(8) of Regulation S-K. Terms to which a meaning is ascribed in Regulation S-K and Regulation S-X have the same meaning in this report.

i.
We have prepared an independent evaluation of certain reserves of Harvest Operations Corp. (the "Company") for the management and the board of directors of the Company. The primary purpose of our evaluation report was to provide estimates of reserves information in support of the Company’s year-end reserves reporting requirements under US Securities Regulation S-K and for other internal business and financial needs of the Company.

ii.	We have evaluated certain reserves of the Company as at December 31, 2011. The completion date of our report is January 26, 2012.

iii.
The following tables set forth the geographic area covered by our report, net proved reserves and net probable reserves estimated using constant prices and costs, and the proportion of the total company reserves that we have evaluated.

	Company Net Reserves
Canada (Western Canada)	Crude Oil	Natural Gas	Natural Gas Liquids	Bitumen	Oil Equivalent	Proportion of Oil Equivalent
	Mbbl	MMcf	Mbbl	Mbbl	Mbbl	Reserves
Proved Reserves
Developed producing	38,813	156,325	6,410	–	71,277
Developed non-producing	1,247	17,303	578	–	4,710
Undeveloped	7,839	51,055	1,484	82,237	100,069
Total proved	47,899	224,683	8,472	82,237	176,056	77%

Probable Reserves
Developed	11,981	66,056	2,447	–	25,438
Undeveloped	8,973	40,654	2,308	138,847	156,904
Total probable	20,954	106,710	4,755	138,847	182,342	90%

iv.
As required under SEC Regulation S-K, reserves are those quantities of oil and gas that are estimated to be economically producible under existing economic conditions. As specified, in determining economic production, constant product reference prices have been based on a 12- month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the effective date of our report.  The following table summarizes the average benchmark prices and the average realized prices.

Twelve Month Average Benchmark Prices

Bank of Canada Average Noon Exchange Rate ($US/$C)	1.0166
NYMEXWTI ($US/bbl)	95.99
Light, Sweet Crude Oil at Edmonton ($C/bbl)	97.03
Bow River Crude Oil at Hardisty ($C/bbl)	79.47
Henry Hub NYMEX ($US/MMbtu)	4.12
AECO/NIT Spot ($C/MMbtu)	3.78
Edmonton Propane ($C/bbl)	54.02
Edmonton Butane ($C/bbl)	74.21

Average Realized Prices

Light/Medium Oil ($/bbl)	88.82
Heavy Oil ($/bbl)	77.37
Natural Gas ($/Mcf)	3.86
Natural Gas Liquids ($/bbl)	68.21
Bitumen ($/bbl)	54.44

v.
In our economic analysis, operating and capital costs are those costs estimated as applicable at the effective date of our report, with no future escalation. Where deemed appropriate, the capital costs and revised operating costs associated with the implementation of committed projects designed to modify specific field operations in the future may be included in economic projections.

vi.
Our report has been prepared assuming the continuation existing regulatory and fiscal conditions subject to the guidance in the COGE Handbook and SEC regulations. Notwithstanding that the Company currently has regulatory approval to produce the reserves identified in our report, there is no assurance that changes in regulation will not occur; such changes, which cannot reliably be predicted, could impact the Company’s ability to recovery the estimated reserves.

vii.
Oil and gas reserves estimates have an inherent degree of associated uncertainty the degree of which is affected by many factors. Reserves estimates will vary due to the limited and imprecise nature of data upon which the estimates of reserves are predicated. Moreover, the methods and data used in estimating reserves are often necessarily indirect or analogical in character rather than direct or deductive. Furthermore, the persons involved in the preparation of reserves estimates and associated information are required, in applying geosciences, petroleum engineering and evaluation principles, to make numerous unbiased judgments based upon their educational background, professional training, and professional experience. The extent and significance of the judgments to be made are, in themselves, sufficient to render reserves estimates inherently imprecise. Reserves estimates may change substantially as additional data becomes available and as economic conditions impacting oil and gas prices and costs change. Reserves estimates will also change over time due to other factors such as knowledge and technology, fiscal and economic conditions, contractual, statutory and regulatory provisions.

viii.	To estimate the economically recoverable crude oil, natural gas and natural gas products reserves and related future net cash flows, we consider many factors and make assumptions including:

—	expected reservoir characteristics based on geological, geophysical and engineering assessments;
—	future production rates based on historical performance and expected future operating and investment activities;
—	future product prices adjusted for quality and transportation differentials based on historical data;

—	future operating costs based on historical data;
—	assumed effects of regulation by governmental agencies; and
—	future development capital costs.

Our estimates are prepared using standard geological and engineering methods generally accepted by the petroleum industry, and the reserves definitions and standards required by the United States SEC. The methods we used for estimating reserves were volumetric calculations, material balance techniques, production and pressure decline curve analysis, analogy with similar reservoirs, and reservoir simulation. The method or combination of methods used is based on our professional judgment and experience. Estimates may change substantially as additional data from ongoing development activities and production performance becomes available and as economic conditions impacting oil and gas prices and costs change. The assumptions, data, methods, and procedures that GLJ has used for the preparation of our report are appropriate for the purposes served by the report.

ix.
In our opinion, the reserves information evaluated by us have, in all material respects, been determined in accordance with all appropriate industry standards, methods and procedures applicable for the filing of reserves information under U.S. SEC Regulation S-K.

x.	A summary of the Company reserves evaluated by us is provided in item iii.

xi.
Myron J. Hladyshevsky, P. Eng. was the technical person primarily responsible for overseeing the preparation of Harvest’s reserves estimates. His certification of qualification has been attached as an Appendix to this report.

GLJ Petroleum Consultants Ltd.
Calgary, Alberta, Canada
April 27, 2012

“ORIGINALLY SIGNED BY”
Richard G. Vigrass, P. Eng.
Manager, Engineering

APPENDIX

Page: 160 of 184

CERTIFICATION OF QUALIFICATION

I,  Myron  J.  Hladyshevsky, Professional Engineer,  4100,  400  -  3rd  Avenue  S.W.,  Calgary, Alberta, Canada hereby certify:

1.
That I am an employee of GLJ Petroleum Consultants Ltd., which company did prepare a detailed analysis of Canadian oil and gas properties of Harvest Operations Corp. (the “Company”). The effective date of this evaluation is December 31, 2011.

2.	That I do not have, nor do I expect to receive any direct or indirect interest in the securities of the Company or its affiliated companies.

3.
That I attended the University of Calgary and graduated with a Bachelor of Science Degree in Chemical Engineering in 1979; that I am a Registered Professional Engineer in the Province of Alberta; and, that I have in excess of thirty-two years experience in engineering evaluations of Western Canadian oil and gas fields.

4.
That a personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of the information available from public information and records, the files of the Company, and the appropriate provincial regulatory authorities.

ORIGINALLY SIGNED BY
Myron J. Hladyshevsky, P. Eng.

GLJ Petroleum Consultants